UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

JUMEI INTERNATIONAL HOLDING LIMITED

(Name of Issuer)

Ordinary shares, $0.00025 par value per share

(Title of Class of Securities)

G8015L 102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons K2 Partners L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 10,354,952 Shares
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 10,354,952 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,354,952 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.1% (1)
12	Type of Reporting Person PN

(1)	The percentage is based upon 145,195,128 Ordinary Shares of the Issuer outstanding as of December 31, 2014.

1	Names of Reporting Persons K2 Partners
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 556,808 Shares
	6	Shared Voting Power 10,354,952 Shares
	7	Sole Dispositive Power 556,808 Shares
	8	Shared Dispositive Power 10,354,952 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,911,760 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.5% (1)
12	Type of Reporting Person OO

(1)	The percentage is based upon 145,195,128 Ordinary Shares of the Issuer outstanding as of December 31, 2014.

Item 1(a).	Name of Issuer: Jumei International Holding Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices: 20th Floor, Tower B, Zhonghui Plaza 11 Dongzhimen South Road Dongcheng District Beijing, 100007 The People’s Republic of China

Item 2(a).	Name of Person Filing: This Schedule 13G is being jointly filed by:

K2 Partners L.P. K2 Partners

Item 2(b).	Address of Principal Business Office, or, if none, Residence: P.O. Box 472, 2nd Floor Harbor Place, Grand Cayman KY1-1106, Cayman Islands

Item 2(c).	Citizenship:

K2 Partners L.P. - Cayman Islands exempted limited partnership
K2 Partners - Cayman Islands limited liability exempted company

Item 2(d).	Title of Class of Securities: Not Applicable.

Item 2(e).	CUSIP No.: G8015L 102

Item 3.	Not Applicable.

Item 4.	Ownership

Ceyuan Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
K2 Partners L.P.	10,354,952	0	10,354,952	0	10,354,952	10,354,952	7.1%
K2 Partners	556,808	556,808	10,354,952	556,808	10,354,952	10,911,760	7.5%

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015

K2 Partners L.P.

By:	K2 Partners
Its:	General Partner

By:	/s/ Werkun Krzysztof
Werkun Krzysztof, Director

K2 Partners

By:	/s/ Werkun Krzysztof
Werkun Krzysztof, Director

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among K2 Partners L.P. and K2 Partners.